March 6, 2025

Melanie Figueroa
Chief Executive Officer
NMP Acquisition Corp.
555 Bryant Street, No. 590
Palo Alto, CA 94301

       Re: NMP Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted February 10, 2025
           CIK No. 0002054876
Dear Melanie Figueroa:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please describe the amount of compensation and securities received or to be received by the SPAC sponsor and its affiliates. While your cover page describes conflicts of interest between the sponsor and unaffiliated shareholders due to the low price paid for the founder shares, as well as other payments at the closing of the offering, it does not discuss securities that may be issued in connection with anti-dilution provisions and loan conversions, which appear elsewhere in the prospectus. Please revise the cover page to disclose the amount of all securities that may be issued to the sponsor, its affiliates and promoters and provide a cross reference to any related sections in the prospectus. Please refer to Item 1602(a)(3) of Regulation S-K.
 March 6, 2025
Page 2
2. Regarding conflicts of interest disclosures, please also cross-reference your risk factors under "Risks Relating to Our Sponsor and Management Team." See
Item
       1602(a)(5) of Regulation S-K.
Prospectus Summary
Prior SPAC Experience, page 2

3. We note your disclosure on page 5 that your chief executive officer has experience with raising capital and executing public transactions through traditional initial public offerings and other alternative structures, such as SPAC transactions. Please revise pages 2 and 85 to include a description of any prior experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies.
Sponsor Information, page 3

4. Please include cover page disclosure and revise your tabular and narrative disclosure on pages 3 and 86 to include all compensation and any additional securities issuances received or to be received, and the extent to which this compensation and securities issuance may result in a material dilution of shareholders' equity interests. We note your disclosure on pages 75, 82, and 121 that in order to maintain the number of founder shares at 25% of issued and ordinary shares if you increase or decrease the size of this offering, you will effect a capitalization, share dividend or share repurchase or redemption or other appropriate mechanism. Please also disclose the possibility of additional founder shares being issued to maintain the sponsor's 25%
       interest at the time of the business combination pursuant to anti-dilution provisions, and the potential conversion of working capital loans to securities, as suggested by disclosure on pages 14, 15, and 76. If any of your directors are affiliates of your sponsor or promoters of the company and will directly or indirectly receive founder shares for their service, as referenced on page 114, please also disclose this, including the amount of shares they will receive. Finally, please include in your tabular disclosure any other compensation paid or payable or securities issuable to any of your officers and directors, as we note your statement on page 122 that they are deemed to be promoters. Please refer to Item 1602(a)(3) and (b)(6) and 1603(a)(6) of
       Regulation S-K.
5. Please include in your tabular disclosure on page 4 the material terms of any agreement with the underwriter that restricts whether and when the SPAC sponsor and its affiliates may sell your securities. Also reconcile disclosure on pages 4, 13 and elsewhere in the prospectus regarding the length of time of the founder share lockup and the percentage of shares that will be released from the lockup if the share price equals or exceeds $12.00 per share.
6. Please disclose whether the members of the sponsor are permitted to transfer interests in the sponsor, thereby indirectly transferring interests in the SPAC's securities. See
       Item 1603(a)(6) of Regulation S-K.
Private placement units and underlying securities, page 13

7. We note that disclosure in this section is limited to the sponsor's commitment to purchase 300,000 private placement units. Please revise to also discuss the private placement units to be purchased by Maxim and additional private placement units to
 March 6, 2025
Page 3

       be purchased by the sponsor and Maxim if the over-allotment option is exercised.
Expressions of Interest, page 16

8. Please revise here and elsewhere as appropriate to address whether you anticipate the purchases made by non-managing sponsor members negatively impacting your ability to meet Nasdaq listing requirements.
Anticipated expenses and funding sources, page 17

9. Please disclose any plans to seek additional financings and how the terms of such financings may impact unaffiliated shareholders. We note your risk factor disclosure on pages 45 and 55 that you may be required to seek additional financing, including PIPE transactions, in order to complete a business combination. Please refer to Item 1602(b)(5) of Regulation S-K.
Redemption rights for public shareholders upon completion of our initial business combination, page 19

10. Please revise here and elsewhere as applicable, to include disclosure that interest included in the per-share cash redemption price will be net of interest released to you to fund your working capital requirements as permitted withdrawals. Conflicts of Interest, page 26

11. Please revise to discuss the various potential material financial conflicts of interest between the sponsor, its affiliates and promoters and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction. We note that this discussion is limited to conflicts around fiduciary duties and contractual obligations. See Item 1602(b)(7) of Regulation S-K. In addition, we note disclosure on page 8 that you do not believe fiduciary duties or contractual obligations of officers or directors will materially affect your ability to complete an initial business combination. Please revise to provide the basis for this statement.
Risk Factors, page 30

12. We note the disclosure on pages 4 and 87 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement rights or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to transfer your securities, directly or indirectly through the transfer of interests in the sponsor, or to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
We may not be able to complete an initial business combination . . ., page 33

13. We note your statement that your sponsor is not controlled by and does not have substantial ties with a non-U.S. person. Please revise to state whether your sponsor
 March 6, 2025
Page 4

       has any members who are, or have substantial ties with, a non-U.S.
person.
Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business
Combination and Post-Business Combination Risks
If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates..., page 34

14. We note your disclosure here and elsewhere in the prosectus that your sponsor, directors, officers, advisors and their affiliates may elect to purchase shares from public shareholders, that the price per share may be different from the amount a shareholder would receive in redemption, and that the purpose of such purchases could be to vote such shares in favor of the business combination. You also disclose that such purchases would be structured in compliance with Rule 14e-5 under the
       Exchange Act, and state that the price would be no higher than the redemption price and that shares would not be voted in favor of approving the transaction. Please revise to reconcile these conflicting disclosures. Refer to Tender Offer Rules and Schedules
       Compliance and Disclosure Interpretation 166.01 for guidance.
General Risks Related to Our Business
The excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities..., page 63

15. We note your disclosure that the proceeds placed in the trust account and the interest earned will not be used to pay for possible excise tax. Please revise to include disclsoure that even if the funds in the trust account may not be used to pay any excise tax, the non-redeeming shareholders may economically bear the impact of any such tax.
Enforceability of Civil Liabilities, page 70

16. Please tell us whether the information in this section is provided based on an opinion of your Cayman Islands counsel. If so, please name counsel and ensure that counsel's consent to the use of its name and opinion is filed as an exhibit to the registration statement. Please see Item 101(g)(2) of Regulation S-K.
Dilution, page 76

17. We note redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted. Please revise your dilution table, here and on your cover page, to present dilution at quartile intervals based on percentages of your maximum redemption threshold. Refer to Item 1602(a)(4) of Regulation S-K. Underwriting, page 153

18. You indicate on pages 154 and 155 that the private placement units and representative shares are considered compensation by FINRA. Please revise to include the private placement units and representative shares in your description of the underwriter's compensation. Refer to Item 508(e) of Regulation S-K.
 March 6, 2025
Page 5
Signatures, page II-4

19. Please include the signature of your authorized representative in the United States.
       See Instruction 2 to Signatures on Form S-1.
General

20. Please include disclosure advising of the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Blake Baron, Esq